

October 25, 2010

Mr. Stanley Greanias
Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081

>   **Re: Javo Beverage Company, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 000-26897**
>   **Schedule 14A**
>   **Filed April 16, 2010**

Dear Mr. Greanias:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Reclassifications, page F-10

1.   We have reviewed your response to our prior comment 4, noting you believe you
        have fulfilled your Form 8-K (i.e. Item 4.02) reporting requirements upon the filing
        of your Form 10-K under the guidance of General Instruction B.3 to Form 8-K.
        Please note that the disclosures required under an Item 4.02 Form 8-K are required to
        be filed on Form 8-K within 4 business days after the occurrence of the event and
        independent of your disclosure in Form 10-K. Please refer to the instructions of
        Form 8-K and Question 101.01 of the Form 8-K Compliance and Disclosure
        Interpretation (http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm) and file
        the required Item 4.02 Form 8-K as soon as possible.

Note 12. Stock and Warrant Transactions, page F-24

2.   We have reviewed your response to our prior comment 10, noting you are recording the
        unamortized value of the original award over the vesting period of the new awards as a
        result of the modification. Please note that per the guidance in FASB ASC 718-20-35-3,
        it appears you should recognize all compensation cost over the remaining requisite
        service period. This amount appears to be the sum of (i) the incremental compensation
        cost of approximately $544,500 related to the modification (i.e. the excess of the fair
        value of the modified award ($1,350,000) over the fair value of the original award
        immediately before its terms are modified ($815,500)) and (ii) any remaining
        unrecognized compensation cost for the original award on the modification date. Please
        advise or revise.

Note 14. Related Party Transactions, page F-26

3.   We have reviewed your response to our prior comment 11, noting you state you are
        accounting for the lease agreement with Javo Dispenser, LLC as a capital lease. Please
        revise to provide the disclosures required by FASB ASC 840-30-50-1.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 23

4.   We have reviewed your response to our prior comment 12, noting you determined the material weakness identified in your internal control over financial reporting (ICFR) did not affect your conclusion that your disclosure controls and procedures (DCP) were effective at December 31, 2009. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. Considering the fact that the material weakness identified in your ICFR resulted in a restatement of your financial statements and your response to our prior comments 7 and 8, in which you state that several of the inconsistencies in the amounts disclosed in the financial statements are the result of the amounts being taken from an outdated schedule, please explain how you concluded that disclosure controls and procedures were effective. Alternatively, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DCP were not effective as of the end of the fiscal year.

Management's Report on Internal Control over Financial Reporting, page 23

5.   It appears the disclosure requested in our prior comment 13 was only provided in your response dated September 16, 2010. Please revise your Form 10-K to state when the material weakness was identified, by whom it was identified and when the material weakness first began.

6.   We reviewed your response to our prior comment 15, noting that you have included the attestation report on your internal controls with your supplemental response. Please note that this report needs to be filed with your Form 10-K. As a result, please revise to provide this attestation report in your Form 10-K as required by Item 308(b) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 23

7.   It appears the disclosure requested in our prior comment 14 was only provided in your response dated September 16, 2010. Please revise your disclosure to state any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 27

8.   We note your response to prior comment 16 from our letter dated August 16, 2010.
        Please amend your Form 10-K to provide the required disclosure in response to Item 404
        of Regulation S-K.

Signatures

9.   We note your response to prior comment 17 from our letter dated August 16, 2010 and
        reissue. Please amend your Form 10-K to include all required signatures. In this respect
        your attention is directed to your letter to us dated June 26, 2008.

Schedule 14A, filed April 16, 2010

General

10.   We note your response to prior comment 21 from our letter dated August 16, 2010.
        Please advise us how you considered Items 407(a)(3) and 404 of Regulation S-K as it
        relates to your response.

Form 10-Q For the Six Months Ended June 30, 2010 Filed August 9, 2010

Item 2.   Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 23

11.   We note your disclosure that you anticipate your current cash, receivable financing,
        funding from your debt service commitment, as well as expected cash flows from
        increased sales and gross profits in the remainder of 2010 will provide adequate
        capital to fund operations and required capital expenditures. Please revise your
        disclosure to provide a detailed discussion of how your liquidity position will be
        impacted if those items you have anticipated do not materialize considering your
        continued loss from operations, your working capital deficit, minimal cash balance
        and your material debt obligations. In addition, please revise your disclosure to
        discuss your consideration of known trends and uncertainties that you expect to have
        a material impact on your liquidity and capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessell at (202) 551-3737 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services